UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023.

Commission File Number: 001-39389

GameSquare Holdings, Inc.
(Exact Name of Registrant as Specified in Charter)

6775 Cowboys Way, Ste. 1335, Frisco, Texas, USA, 75034

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Employment Agreement for Chief Executive Officer of GameSquare Holdings, Inc.

The Company entered into a new employment agreement with Justin Kenna (“Mr. Kenna”), pursuant to which he agreed to continue to serve as Chief Executive Officer of the Company (the “Kenna Employment Agreement”). Mr. Kenna was appointed as the Company’s Chief Executive Officer after the Company’s recent merger, and the Kenna Employment Agreement provides for an initial employment term from July 7, 2023 (the “Effective Date”) until July 7, 2026; the Kenna Employment Agreement automatically renews for one-year terms thereafter. The Kenna Employment Agreement also establishes Mr. Kenna’s initial annual base salary as $600,000, subject to increase from time to time by the Compensation Committee of the Board of Directors of the Company (the “Board”), and provides for:

•	an annual performance bonus as determined by the Board. For calendar year 2023, such bonus will be up to $400,000, depending on the extent to which Mr. Kenna’s performance meets or exceeds performance goals.

•	eligibility to participate in the Company’s long term and other equity incentive plans, including:

o	a one-time grant of 495,720 restricted share units on or about the Effective Date, as determined by the Board, in its discretion;

o	an annual discretionary grant of restricted share units, as determined by the sole and absolute discretion of the Board; and

o	a grant of 150,000 stock options per year during the course of the Kenna Employment Agreement, to be awarded at the applicable market price at the time of execution of each such grant.

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The Kenna Employment Agreement also provides for Mr. Kenna to be reimbursed for certain expenses and entitles Mr. Kenna to such medical, dental, life and disability insurance plans maintained by the Company (collectively, the “Insurance Benefits”).

In the event of a termination by the Company for no cause or by Mr. Kenna for good cause prior to the end of the term of the Kenna Employment Agreement, Mr. Kenna will receive (i) all accrued but unpaid wages through the termination date, based on his annual base salary (ii) an amount equal to his annual base salary, payable in twelve (12) monthly installments; and (iii) any earned but unpaid discretionary bonus due to him; and (iii) an amount sufficient to cover the COBRA premiums necessary for Mr. Kenna to continue family coverage under the Company’s group health plan for the twelve (12) month period immediately following Mr. Kenna’s termination date. Pro-rata vesting will apply to all of Mr. Kenna’s outstanding Company equity awards through the end of the 12-month severance period, provided that any equity awards with performance conditions will be prorated for active employment, with final payment to be made consistent with the terms of the performance plan and the value to be adjusted for actual performance.

In the event of a termination by the Company for cause or by Mr. Kenna without cause prior to the end of the term of the Kenna Employment Agreement, the Company will pay Mr. Kenna all accrued but unpaid wages, based on his annual base salary, through the termination date. All of Mr. Kenna’s Company equity awards, including any awards held by Mr. Kenna through a Company subsidiary, that are unvested at the time of termination, shall forfeit.

The Kenna Employment Agreement also contains a non-compete covenant generally prohibiting Mr. Kenna from providing services to a competitor or soliciting employees or business contacts for 12 months following his termination of employment or for 12 months following the term of the Kenna Employment Agreement.

Employment Agreement for President of GameSquare Holdings, Inc.

The Company entered into a new employment agreement with Lou Schwartz (“Mr. Schwartz”), pursuant to which he agreed to continue to serve as President of the Company (the “Schwartz Employment Agreement”). Mr. Schwartz was appointed as the Company’s President after the Company’s recent merger, and the Schwartz Employment Agreement provides for an initial employment term from May 1, 2023 (the “Effective Date”) until May 1, 2025; the Schwartz Employment Agreement automatically renews for one-year terms thereafter. The Schwartz Employment Agreement also establishes Mr. Schwartz’s initial annual base salary as $500,000, subject to increase from time to time by the Compensation Committee of the Board, and provides for:

•	an annual performance bonus as determined by the Board. For calendar year 2023, such bonus will be up to $250,000, depending on the extent to which Mr. Schwartz’s performance meets or exceeds performance goals.

•	eligibility to participate in the Company’s long term and other equity incentive plans.

The Schwartz Employment Agreement also provides for Mr. Schwartz to be reimbursed for certain expenses and entitles Mr. Schwartz to Insurance Benefits.

In the event of a termination by the Company for no cause or by Mr. Schwartz for good cause prior to the end of the term of the Schwartz Employment Agreement, Mr. Schwartz will receive (i) all accrued but unpaid wages through the termination date, based on his annual base salary (ii) an amount equal to his annual base salary, payable in twelve (12) monthly installments; and (iii) any earned but unpaid discretionary bonus due to him; and (iii) an amount sufficient to cover the COBRA premiums necessary for Mr. Schwartz to continue family coverage under the Company’s group health plan for the twelve (12) month period immediately following Mr. Schwartz’s termination date. Pro-rata vesting will apply to all of Mr. Schwartz’s outstanding Company equity awards through the end of the 12-month severance period, provided that any equity awards with performance conditions will be prorated for active employment, with final payment to be made consistent with the terms of the performance plan and the value to be adjusted for actual performance.

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In the event of a termination by the Company for cause or by Mr. Schwartz without cause prior to the end of the term of the Schwartz Employment Agreement, the Company will pay Mr. Schwartz all accrued but unpaid wages, based on his annual base salary, through the termination date. All of Mr. Schwartz’s Company equity awards, including any awards held by Mr. Schwartz through a Company subsidiary, that are unvested at the time of termination, shall forfeit.

The Schwartz Employment Agreement also contains a non-compete covenant generally prohibiting Mr. Schwartz from providing services to a competitor or soliciting employees or business contacts for 12 months following his termination of employment or for 12 months following the term of the Schwartz Employment Agreement.

The foregoing description of the principal terms of each executive’s employment is not complete and is qualified in its entirety by reference to the employment agreements, copies of which are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference.

The Company issued a press release, which is attached hereto and incorporated herein by reference as Exhibit 99.1, announcing its entry into the Kenna and Schwartz Employment Agreements and the issuance of the one-time grant of 495,720 restricted share units to Mr. Kenna under the Kenna Employment Agreement.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMESQUARE HOLDINGS, INC.
(Registrant)

Date: August 15, 2023	By:	/s/ Justin Kenna
	Name:	Justin Kenna
	Title:	Chief Executive Officer and Director

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EXHIBIT INDEX

99.1	News release dated August 15, 2023
99.2	Employment Agreement of Justin Kenna
99.3	Employment Agreement of Lou Schwartz

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